EXHIBIT 99.1

Golar LNG Partners L.P. - Successful Placement of New Unsecured Bonds

Golar LNG Partners L.P. has successfully completed the issuance of a USD 250 million senior unsecured bond in the Nordic bond market. The bond issue was significantly oversubscribed. Settlement is expected to be February 15, 2017 with final maturity date expected May 15, 2021. The new bond issue has a coupon of 3 month LIBOR + 6.25%. An application will be made for the bonds to be listed on the Oslo Stock Exchange.

The net proceeds from the bond issue will be used for part refinancing of existing bonds and for general corporate purposes.

Danske Bank Markets, DNB Markets, Nordea, SEB and Pareto Securities acted as Joint Lead Managers for the bond issuance.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the bonds or any other security of Golar LNG Partners LP. The bonds have not been and will not be registered under the Securities Act or any state securities laws. Unless so registered, the bonds may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

Hamilton, Bermuda

February 1, 2017

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.